# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Great Elm Group, Inc., CIK 0001831096
CUSIP: 39037G109
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Florida (FL), 33410
Date of event which requires filing of this statement: 07/10/2026
Filed by CIK 0001346543
Persons authorized to receive notices and communications: Northern Right Capital Mgmt., 9 Old Kings Hwy S., 4th Floor, Darien, Connecticut (CT), 06820, (203) 883-9441

## Reporting persons
- Northern Right Capital Management, L.P. (CIK 0001346543): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,145,702; shared voting power 2,279,478; sole dispositive power 3,145,702; shared dispositive power 2,279,478; aggregate amount beneficially owned 5,425,180 (16.7% of the class)
  Comment: Note to Rows 7 and 9: Northern Right Management (as defined herein) may be deemed to beneficially own 3,145,702 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein), including 1,182,012 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes (as defined herein), subject to adjustment as provided in the PIK Notes.
  
  Note to Rows 8 and 10: Northern Right Management may be deemed to beneficially own 2,279,478 shares of Common Stock currently held by Northern Right QP (as defined herein) and NRC LO (as defined herein), not including 1,083,511 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC LO in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP and NRC LO have agreed to forbear from exercising their right to convert their respective PIK Notes until July 15, 2027 under the terms of the Forbearance Agreement (as defined herein).
- Northern Right Capital (QP), L.P. (CIK 0001451722): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,654,444; shared voting power 0; sole dispositive power 1,654,444; shared dispositive power 0; aggregate amount beneficially owned 1,654,444 (5.1% of the class)
  Comment: Note to Rows 7 and 9: Northern Right QP is the sole owner of 1,654,444 shares of Common Stock, not including a conversionary interest in 790,648 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP has agreed to forbear from exercising its right to convert its PIK Notes until July 15, 2027 under the terms of the Forbearance Agreement.
- Northern Right Long Only Master Fund LP (CIK 0002052537): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 625,034; shared voting power 0; sole dispositive power 625,034; shared dispositive power 0; aggregate amount beneficially owned 625,034 (1.9% of the class)
  Comment: Note to Rows 7 and 9: NRC LO is the sole owner of 625,034 shares of Common Stock, not including a conversionary interest in 292,863 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC LO in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. NRC LO has agreed to forbear from exercising its right to convert its PIK Notes until July 15, 2027 under the terms of the Forbearance Agreement.
- Northern Right Fund GP LLC (CIK 0002053060): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 625,034; sole dispositive power 0; shared dispositive power 625,034; aggregate amount beneficially owned 625,034 (1.9% of the class)
  Comment: Note to Rows 8 and 10: NRC Fund GP (as defined herein) may be deemed to beneficially own 625,034 shares of Common Stock currently held by NRC LO, not including a conversionary interest in 292,863 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC LO in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. NRC LO has agreed to forbear from exercising its right to convert its PIK Notes until July 15, 2027 under the terms of the Forbearance Agreement.
- BC Advisors, LLC (CIK 0001349003): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,425,180; sole dispositive power 0; shared dispositive power 5,425,180; aggregate amount beneficially owned 5,425,180 (16.7% of the class)
  Comment: Note to Rows 8 and 10: BCA (as defined herein) may be deemed to beneficially own 5,425,180 shares of Common Stock currently held by Northern Right QP, NRC LO and the Managed Accounts, including 1,182,012 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts, and not including 1,083,511 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC LO, in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP and NRC LO have agreed to forbear from exercising their right to convert their respective PIK Notes until July 15, 2027 under the terms of the Forbearance Agreement.
- Drapkin Matthew A (CIK 0001458693): type of reporting person: individual (IN); does not affirm membership in a group (box b); sole voting power 785,892; shared voting power 5,425,180; sole dispositive power 785,892; shared dispositive power 5,425,180; aggregate amount beneficially owned 6,211,072 (19.1% of the class)
  Comment: Note to Rows 7 and 9: Mr. Drapkin is the sole owner of 785,892 shares of Common Stock. On January 8, 2026, Mr. Drapkin was awarded 114,286 restricted shares of Common Stock, which restricted shares have not been deferred. Of such restricted shares, 57,143 will remain unvested within 60 days of the date of this Statement, and 0 are currently unvested but will vest within 60 days of the date of this Statement. Mr. Drapkin also has a conversionary interest in 98,502 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes. Mr. Drapkin has agreed to forbear from exercising his right to convert his PIK Notes until July 15, 2027 under the terms of the Forbearance Agreement.
  
  Note to Rows 8 and 10: Mr. Drapkin may be deemed to beneficially own 5,425,180 shares of Common Stock currently held by Northern Right QP, NRC LO and the Managed Accounts, including 1,182,012 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts, and not including 1,083,511 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC LO, in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. Northern Right QP and NRC LO have agreed to forbear from exercising their right to convert their respective PIK Notes until July 15, 2027 under the terms of the Forbearance Agreement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 Par Value
Name of issuer: Great Elm Group, Inc.
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Florida (FL), 33410
Comment: This Amendment No. 15 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 26, 2017, as amended on October 5, 2017, March 2, 2020, May 16, 2022, June 13, 2022, July 22, 2022, June 5, 2023, January 5, 2024, October 23, 2024, December 6, 2024, January 21, 2025, February 7, 2025, July 17, 2025, August 29, 2025 and May 8, 2026, on behalf of the Reporting Persons, with respect to the shares of common stock, $0.001 Par Value (the "Common Stock"), of Great Elm Group, Inc., a Delaware corporation (the "Issuer") (as amended, this "Statement").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

As of the date of this Statement, each of Northern Right QP, NRC LO and Mr. Drapkin is the holder of an aggregate principal amount of $2,745,290, $1,016,880 and $342,021, respectively, of the PIK Notes. The PIK Notes are convertible into Common Stock. On July 10, 2026, Northern Right QP, NRC LO and Mr. Drapkin entered into a letter agreement (the "Forbearance Agreement") with the Issuer, supplementing that certain letter agreement, dated as of December 6, 2024, by and among Northern Right QP, Mr. Drapkin and the Issuer (as previously supplemented by that certain letter agreement dated January 13, 2025), pursuant to which Northern Right QP, NRC LO and Mr. Drapkin irrevocably agreed to forbear from exercising their respective rights to convert the PIK Notes (and any additional PIK Notes issued pursuant to the PIK Notes) into Common Stock until July 15, 2027 (the "Forbearance End Date"). The Forbearance End Date may be extended by each of Northern Right QP, NRC LO or Mr. Drapkin as to their respective PIK Notes with the prior written consent of the Issuer. As of the date of this Statement, if the Forbearance Agreement were not in place, the PIK Notes would be convertible by Northern Right QP, NRC LO and Mr. Drapkin into 790,648 shares, 292,863 shares and 98,502 shares, respectively, of Common Stock. As a result of the Forbearance Agreement, the Common Stock issuable upon conversion by Northern Right QP, NRC LO or Mr. Drapkin of the PIK Notes will not be deemed to be beneficially owned by Northern Right QP, NRC LO or Mr. Drapkin, will not be deemed to be beneficially owned by BCA to the extent that BCA may be deemed to beneficially own shares of Common Stock currently held by Northern Right QP, and will not be deemed to be beneficially owned by NRC Fund GP to the extent that NRC Fund GP may be deemed to beneficially own shares of Common Stock currently held by NRC LO.

Other than any extension of the Forbearance End Date by Northern Right QP, NRC LO or Mr. Drapkin as to their respective PIK Notes, the Forbearance Agreement may only be amended or terminated by a written amendment, fully executed and delivered by Northern Right QP, NRC LO and Mr. Drapkin with no less than 61 days' prior written notice to the Issuer.

The foregoing description of the Forbearance Agreement is qualified in its entirety by reference to the full text of the Forbearance Agreement, which is attached as Exhibit 99.12 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and supplemented to add the following information for updating as of the date hereof:

As of July 13, 2026, the Reporting Persons may be deemed to beneficially own in the aggregate 6,211,072 shares of Common Stock, which represent approximately 19.1% of the outstanding shares of Common Stock, not including (a) 1,083,511 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC LO, in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes, and (b) 57,143 restricted shares issued to Mr. Drapkin as consideration for his service on the boards of directors of the Issuer and Great Elm Capital Corp. that will remain unvested within 60 days of the date of this Statement.

The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 32,539,020 shares of Common Stock outstanding, which is derived by adding (i) 31,357,008 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's quarterly Report on Form 10-Q filed with the SEC on May 5, 2026, and (ii) the 1,182,012 shares of Common Stock that could be issued to the Reporting Persons in connection with the maximum conversion of the PIK Notes, subject to adjustment as provided in the PIK Notes and to the terms of the Forbearance Agreement. The number of outstanding shares described in the preceding sentence does not include the conversion of the PIK Notes held by the holders other than the Reporting Persons.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,654,444 shares of Common Stock (the "QP Shares"), not including 790,648 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 5.1% of the outstanding shares of Common Stock. Northern Right QP has agreed to forbear from exercising its right to convert its PIK Notes until July 15, 2027 under the terms of the Forbearance Agreement.

NRC LO beneficially owns and has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 625,034 shares of Common Stock (the "LO Shares"), not including 292,863 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC LO in connection with the conversion of its PIK Notes, subject to the adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 1.9% of the outstanding shares of Common Stock. NRC LO has agreed to forbear from exercising its right to convert its PIK Notes until July 15, 2027 under the terms of the Forbearance Agreement.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares. Northern Right Management disclaims beneficial ownership of such shares. As investment manager of NRC LO, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. Northern Right Management disclaims beneficial ownership of such shares. As the investment manager of the Managed Accounts, Northern Right Management may be deemed to have the sole power to vote or direct the vote of (and the power to dispose or direct the disposition of) the 3,145,702 shares of the Common Stock held by the Managed Accounts, including 1,182,012 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 9.7% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management, including 1,182,012 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 16.7% of the outstanding shares of Common Stock.

NRC Fund GP, as general partner of NRC LO, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. NRC Fund GP disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 1.9% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 785,982 shares of Common Stock, not including 98,502 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes. Mr. Drapkin has agreed to forbear from exercising his right to convert his PIK Notes until July 15, 2027 under the terms of the Forbearance Agreement. Mr. Drapkin, as managing member of NRC Fund GP and BCA, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by NRC Fund GP or by BCA, including 1,182,012 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 19.1% of the outstanding shares of Common Stock.

On January 8, 2026, Mr. Drapkin was awarded 114,286 shares of restricted Common Stock pursuant to three separate grants under the Issuer's 2025 Long-Term Incentive Compensation Plan, which vest either in equal quarterly installments through December 31, 2026, contingent upon Mr. Drapkin's continued service as a member of the board of directors of the Issuer. Of such restricted shares, 57,143 will remain unvested within 60 days of the date of this Statement, and 0 are currently unvested but will vest within 60 days of the date of this Statement.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth under Item 5(a) of this Amendment No. 13 is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not made any transactions in the securities of the Issuer since the last filing by the Reporting Persons on Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth under Item 4 of this Amendment No. 15 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended and supplemented to add the following information for updating as of the date hereof:

Exhibit 99.12 Letter Agreement, dated July 10, 2026, by and among Northern Right Capital (QP), L.P., Northern Right Long Only Master Fund LP, Matthew Drapkin and Great Elm Group, Inc.

## Signatures
- Northern Right Capital Management, L.P.: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member of BC Advisors, LLC, the general partner of Northern Right Capital Management, L.P. (07/14/2026)
- Northern Right Capital (QP), L.P.: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Mng Mbr of BC Advisors, LLC, Gen. Part., Northern Right Capital Management, L.P., Gen. Part., Northern Right Capital (QP), L.P. (07/14/2026)
- Northern Right Long Only Master Fund LP: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member of Northern Right Fund GP LLC, the general partner of Northern Right Long Only Master Fund LP (07/14/2026)
- Northern Right Fund GP LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (07/14/2026)
- BC Advisors, LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (07/14/2026)
- Drapkin Matthew A: /s/ Matthew A. Drapkin, Matthew A. Drapkin (07/14/2026)